UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41658

Lucas GC Limited

(Exact name of registrant as specified in its charter)

Room 5A01, 4th Floor,

Air China Building, Xiaoyun Road,

Sanyuanqiao, Chaoyang District,

Beijing 100027, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change in Registrant’s Certifying Accountant

Lucas GC Limited (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Marcum Asia CPAs LLP (the “Former Auditor”) effective August 28, 2024 and that the Company has appointed Enrome LLP (the “Successor Auditor”) as successor auditor of the Company effective August 28, 2024.

In connection with the change of auditor, the Company provides that:

1.	The dismissal of the Former Auditor and the appointment of the Successor Auditor have been considered and approved by the Company’s Audit Committee (the “Audit Committee”) and Board of Directors (the “Board”).

2.	After careful review of the proposals received and due consideration of all relevant factors, the Audit Committee recommended to the Board that the Successor Auditor not the Former Auditor, be proposed for appointment as the auditor of the Company for the Company’s financial year ending on December 31, 2024. The Board considers that the aforementioned recommendation is fair and reasonable to the Company and has appointed Successor Auditor as the auditor of the Company for the Company’s financial year ending on December 31, 2024.

3.	The auditor’s reports of the Former Auditor on the annual audited consolidated financial statements of the Company for the two most recent financial years preceding the date of dismissal, i.e. August 28, 2024, being reports for the financial years ended December 31, 2023 and December 31, 2022, and for any subsequent period to date, neither contain any adverse opinion or disclaimer of opinion, nor are qualified or modified as to uncertainty, audit scope, or accounting principles nor express any modified opinion.

4.	There were no disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, from the time of the Former Auditor’s engagement up to the date of dismissal which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F filings occurred within the two fiscal years of the Company ended December 31, 2023 and 2022 and subsequently up to the date of dismissal, except for the material weakness related to the Company’s internal control over financial reporting which is the lack of accounting staff and resources with appropriate knowledge of the U.S. GAAP and the Securities and Exchange Commission reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the Securities and Exchange Commission requirements.

The Company provided the Former Auditor with a copy of this Form 6-K and requested that the Former Auditor provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the Former Auditor’s letter is furnished as Exhibit 99.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf have consulted with the Successor Auditor on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

Exhibits Index

Exhibit No.	Description
99.1	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission, dated September 18, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2024

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	CEO and Chairman of the Board